082-03116

GREAT QUEST
METALS LTD.

RECEIVED
2008 APR 17 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08001866

April 8, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 8, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 4/17

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 8, 2008

Grant of Stock Options

Update on the Kenieba Area

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), wishes to report the grant of 700,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.25 for a term of five years. The stock options granted today are in accordance with the Company's stock option plan, and are subject to regulatory approval.

In other matters, Great Quest currently holds the Kenieba concession where an NI 43-101 compliant, inferred mineral resource in the Djambaye 2 gold zone was recently (January 28, 2008) upgraded by Carl Verley (P. Geo.) to 324,000 ounces of gold. This equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold.

The outlook in the Kenieba area has been considerably enhanced with the announcement (March 25, 2008) by Nevsun Resources Ltd. that Avion Resource Corp. has agreed to pay Nevsun $20 million plus a 1% net smelter return royalty on future production subject to regulatory approval and financing by Avion for the Tabakoto mine, the Segala property and other exploration projects. Great Quest's Kenieba concession is south of and adjacent to these concessions and 6 kilometres south of the Tabakoto mine.

Nevsun suspended operations on the Tabakoto mine and put all of its holdings in Mali up for sale in September, 2007. According to Avion President and CEO, Rene Bharti, in a March 25, 2008 announcement, "This acquisition represents an exciting opportunity for Avion to acquire what it considers to be prospective gold properties and, if warranted, accelerate the projects' timeline to production without the burden of a large capital expenditure requirement."

Carl Verley, the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

Investor Relations:

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

END